Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

April 11, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON RESOURCES LTD. ANNOUNCES CAD$30 MILLION BOUGHT DEAL FINANCING

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NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

April 11, 2011 Vancouver, British Columbia - Levon Resources Ltd. (TSX-V:LVN, or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including Jennings Capital Inc. and Macquarie Capital Markets Canada Inc. (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 15,400,000 common shares (the "Common Shares") of the Company at a price of CAD$1.95 per share for gross proceeds of CAD$30,030,000 (the "Underwritten Offering"). In addition, the Company will grant the Underwriters an over-allotment option, exercisable for a period of up to 30 days after the closing of the Underwritten Offering, to purchase from the Company up to an additional 2,310,000 common shares at CAD$1.95 per share to cover over-allotments (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The Underwriters will receive a cash commission of 5% of the gross proceeds raised, and share purchase warrants entitling the Underwriters to purchase, at a price of $1.95 per share within 18 months after closing of the Offering, common shares of the Company equal to 5% of the aggregate number of securities sold pursuant to the Offering.

The Company intends to use the net proceeds of the Offering to fund the exploration and development of the Company's Cordero project in Mexico and for general corporate purposes.

Closing of the Offering is anticipated to occur on or before May 10, 2011 and is subject to certain conditions including, but not limited to the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Levon Resources Ltd.:

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA. The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.